AGREEMENT

This Agreement, made the 31st day of October 2008 by and between BAMCO, Inc. and Baron Capital Management, Inc., New York corporations and investment advisers registered under the Investment Advisers Act of 1940 (BAMCO, Inc., the “Adviser” and Baron Capital Management, Inc., “BCM”) and Baron Partners Fund (the “Fund”), a series of Baron Select Funds, a Delaware statutory trust (the “Trust”);

Whereas, the Fund is a series of an open-end management investment company and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), was originally organized as a limited partnership known as Baron Capital Partners, L.P. (the “Predecessor Partnership”) on January 31, 1992, under the laws of the State of Delaware and was converted into the Trust on April 30, 2003;

Whereas, BCM was as the General Partner of the Predecessor Partnership;

Whereas, the Fund was recently informed by its independent public accountants that it is required to pay U.S. federal income tax (currently, at a maximum rate of 35%) and state and local income tax on “net built-in gain” attributable to certain assets of the Predecessor Partnership, to the extent that such net built-in gain is realized during the ten-year period beginning on the date of conversion of the Predecessor Partnership into the Fund. The amount of net built-in gain is equal to the amount of net gain that the Predecessor Partnership would have allocated to BCM and other “C” corporation limited partners of the Predecessor Partnership if they had sold all of their assets for fair market value on the date of the conversion. If the Fund’s net recognized built-in gain for any year exceeds its taxable income for that year, determined as if the Fund had not elected to qualify as a regulated investment company, the Fund will be subject to tax only on the portion of such net recognized built-in gain that is equal to such taxable income, and the excess net recognized built-in gain will be carried forward to the next year. The tax paid by the Fund in respect of net recognized built-in gain will be treated as a loss and will therefore reduce the amount of income that the Fund would otherwise have been required to distribute in order to avoid U.S. federal income tax; and

Whereas, the Adviser had not previously been informed by its independent public accountants that the Fund had not paid U.S. federal income tax and state and local tax in respect of such net recognized built-in gains, and now that it has been so informed by its independent public accountants, the Adviser intends to cause the Fund to amend open U.S. federal income tax returns in order to address this non-payment of tax.

Now Therefore, in consideration of the premises and mutual agreements hereinafter set forth, the parties hereby agree as follows:

1. The Fund will pay the taxes owed in respect of the net built-in gain attributable to BCM and other “C” corporation limited partners of the Predecessor Partnership, including any interest and penalties.

2. BCM will reimburse the Fund for any taxes paid in respect of net built-in gain attributable to BCM, including any interest and penalties, and the Adviser will reimburse the Fund for any taxes paid in respect of net built-in gain attributable to other “C” corporation limited partners, including any interest and penalties.

3. The Adviser and BCM agree to maintain a net worth at least equal to any tax liabilities, including any interest and penalties, that the Fund may reasonably expected to incur as a result of the built-in gains attributable to BCM and other “C” corporation limited partners of the Predecessor Partnership.

4. This Agreement may be terminated at any time, without the payment of any penalty, by the Trustees of the Fund on not less than sixty days’ written notice to the Adviser.

5. Neither the Adviser nor BCM may assign its obligations under this Agreement.

6. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without regard to its conflict of laws principles, to the extent federal law does not apply.

7. It is understood and expressly stipulated that none of the Trustees, officers, agents or shareholders of the Fund shall be personally liable hereunder. All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund as neither the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.

8. Any notice or other communication required to be given pursuant to this Agreement shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, (1) to BAMCO at 767 Fifth Avenue, New York, New York 10153; or (2) to the Fund at 767 Fifth Avenue, New York, New York 10153.

9. This Agreement contains the entire agreement and may not be amended or modified in any respect unless in a writing signed by both parties obtained in conformity with the requirements of the 1940 Act and the rules thereunder. In the event that any provision of this Agreement is declared to be invalid, such declaration shall not be deemed to affect the validity of any of the other provisions.

Agreed to as of October 31, 2008

New York, New York

BAMCO, Inc.

/s/ Patrick M. Patalino
Name: Patrick M. Patalino Title: Vice President and Chief Legal Officer

Baron Capital Management, Inc.

/s/ Patrick M. Patalino
Name: Patrick M. Patalino Title: Vice President and Chief Legal Officer

Baron Select Funds on behalf of its series, Baron Partners Fund

/s/ Linda S. Martinson
Name: Linda S. Martinson Title: President, Chief Operating Officer and Trustee